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                              JABIL CIRCUIT, INC.



December 20, 2004

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Martin James, Senior Assistant Chief Accountant

               Re:     Jabil Circuit, Inc.
               Form 10-K for the fiscal year ended August 31, 2004 File No. 0-21308

Dear Mr. James:

     On behalf of Jabil Circuit, Inc. ("Jabil"), I am writing in response to the comments set forth in your letter addressed to the undersigned dated December 10, 2004 (the "Comment Letter"). For the convenience of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), the Staff's comment is repeated below, with the Company's response to the comment set forth immediately following the comment.

Form 8-K dated September 21, 2004

     We note that you present your non-GAAP measures in the form of a Non-GAAP Consolidated Statement of Income. This format may be confusing to investors as it also reflects non-GAAP measures, including adjusted earnings before taxes and adjusted income tax expense, which have not been described to investors. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors. These disclosures must be included in the Form 8-K itself.

          - In future filings, to eliminate investor confusion, please remove the Non-GAAP Consolidated Statement of Income and disclose only those non-GAAP measures used by management with the appropriate reconciliations.
          - Otherwise, confirm that you will revise your Forms 8-K in future periods to provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K for each non-GAAP measure presented in the statement, and provide us with a sample of your proposed disclosure. We may have further comment.

     The Company does not intend to include in its future earnings releases the "Non-GAAP Consolidated Statement of Income" it included in its earnings release

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Securities and Exchange Commission
December 20, 2004
Page 2



filed in its Form 8 K dated September 21, 2004. To the extent the Company includes non-GAAP measures in earnings releases filed in future Form 8-K filings,  the  Company  will  furnish  all  information  required  by  Paragraph
(e)(1)(i) of Item 10 of Regulation S-K that are required by Instruction 2 to Item 2.02 of Form 8-K, including a reconciliation of the directly-comparable GAAP measure for each non-GAAP measure presented, along with an explanation of why the Company believes the measure provides useful information to investors. Such explanation may be included in either the Form
8-K itself or the earnings release that is included as an exhibit to the Form 8-K, as permitted under Part II C2 of the Commission Adopting Release No. 33-8176 (1/22/03) relating to the "Conditions for use of non-GAAP financial measures."

                                  *    *    *

     The Company acknowledges the following:
          - the Company is responsible for the adequacy and accuracy of the disclosure in its Commission filings;
          - staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
          - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Company believes that the foregoing responds fully to each of the questions in the Staff's December 10, 2004 Comment Letter. Please let us know If you have any questions about our responses.


                                             Respectfully submitted,
                                             JABIL CIRCUIT, INC.
                                             By:  /s/ Forbes I.J. Alexander
                                                  -------------------------
                                                  Forbes I.J. Alexander
                                                  Chief Financial Officer



cc:  Tim Main, Jabil CEO
     Chester E. Bacheller, Esq., Holland & Knight
     Steven W. McMullen, Partner, KPMG